UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Strategic Realignment and Efficiency Plan

On November 9, 2026, NANO-X IMAGING LTD (the “Company”) issued a press release announcing that its Board of Directors (the “Board”) has approved a plan to reduce costs and improve operational efficiency, in addition to the Company’s previously announced cost reduction initiatives (including the restructuring of its South Korea operations). A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The plan approved by the Board, together with previously implemented initiatives, is designed to achieve an annualized reduction of 25%–30% in the Company’s GAAP and non-GAAP operating expenses compared to annualized 2026 operating expenses, excluding one-time restructuring-related charges, once fully implemented, which the Company currently expects to occur by the end of the first quarter of 2027. The targeted reduction includes the approximately $2 million in annual cost savings previously announced in connection with the restructuring of the Company’s South Korea operations.

The plan includes reductions in operating expenses, a reduction of the Company’s global workforce and other operational adjustments. The Company expects that, once fully implemented, these measures will reduce its ongoing cash burn; however, restructuring-related payments may increase cash outflows in the near term, and the timing and extent of any reduction in the Company’s ongoing cash burn will depend on the Company’s ability to implement the plan and other factors affecting its cash flows. The Company continues to review further opportunities to reduce expenses and improve its operating efficiencies, including potential changes to certain manufacturing and supply chain arrangements, infrastructure expenditures and other operational activities, which remain subject to further evaluation and, where applicable, any required third-party or regulatory consent.

In addition to the cost reduction and operational efficiency measures, the Company intends to focus on four strategic priorities: (i) Nanox.ARC and Nanox Imaging Network (NIN), seeking to accelerate U.S. commercialization and to activate contracted NIN sites; (ii) commercial partnerships, including strengthening distribution relationships, exploring strategic opportunities for Nanox.AI and OEM capabilities, and advancing teleradiology and healthcare IT activities; (iii) operational efficiency, including reducing operating costs while preserving critical innovation, regulatory, supply continuity and commercial capabilities; and (iv) financial flexibility, including evaluating financing and strategic alternatives.

The Company is also evaluating potential alternatives for its South Korea operations and certain other operations and assets, which may include divestitures, reductions in activity or discontinuation of operations. No assurance can be given that these evaluations will result in any particular transaction or operational action.

In addition, as previously disclosed, the Company is considering measures to regain compliance with Nasdaq’s minimum bid price requirement.

As previously disclosed, substantial doubt exists about the Company’s ability to continue as a going concern. The measures are intended to address in part the Company’s liquidity needs, but there can be no assurance that they will be sufficient to do so, and the Company expects that it will need to obtain additional financing, which may not be available on acceptable terms, or at all.

The foregoing summary is qualified in its entirety by reference to the press release furnished as Exhibit 99.1 to this Form 6-K.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated scope, timing, cost and benefits of the cost reduction and operational efficiency measures; the targeted expense reduction; the expected effect on the Company’s cash burn and liquidity; the Company’s evaluation of potential alternatives for certain operations and assets; its strategic priorities; its financing plans; and its efforts to regain compliance with Nasdaq listing requirements. Actual results may differ materially from those expressed or implied in such statements due to risks and uncertainties, including those described in the press release furnished as Exhibit 99.1 and under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Exhibits

Exhibit No.	Exhibit
99.1	Press release, dated November 9, 2026, titled “Nanox Announces That Board Has Approved Cost Reduction and Operational Efficiency Measures”

Incorporation by Reference

The information contained in this Form 6-K (including in Exhibit 99.1 hereto, other than quotes of the Company’s management) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), as amended, and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: November 9, 2026	By:	/s/ Erez Meltzer
		Name:	Erez Meltzer
		Title:	Chief Executive Officer and Acting Chairman of the Board

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